Exhibit (a)(36)


                               Stewart R. Horejsi
                              1680 38th Street #800
                            Boulder, Colorado 80301,


May 24, 2005

To the shareholders of Neuberger Berman Real Estate Income Fund, Inc.:


We are writing to you on a very serious matter relating to your investment in Neuberger Berman Real Estate Income Fund, Inc. (NRL).

Last September, trusts associated with my family offered to buy NRL shares at $19.89 per share, a price that was at the market price at that time. We have continued to maintain our tender offer despite months of resistance from the directors of NRL.

Following our offer, the directors of NRL announced that they believed our offer represented a "substantial threat" to NRL and its stockholders, and they adopted unprecedented defensive measures for a mutual fund, including a poison pill to dilute our shares if we bought more shares and subjecting the fund to Maryland statutes that would disenfranchise us if we bought more shares. Of course, no stockholder is obligated to participate in our offer. Each stockholder will make up their own mind about what to do. But the NRL directors took it upon themselves to completely stop the offer and make sure that stockholders were not even given the opportunity to consider our offer. The directors never asked us to raise our price or buy more shares. Instead, they just blocked us and sued us.

How can it be that giving stockholders the opportunity to sell is threatening to those same stockholders? NRL's directors cited a parade of horribles that might happen if stockholders are allowed to sell their shares to us. Of course, none of those actions can take place unless the stockholders decide voluntarily to sell their shares to us and, even then, those actions cannot happen without subsequent votes of the stockholders or independent directors, or both. So it appears to us that the NRL directors are mostly worried that the stockholders or future directors might disagree with the current board and the fund's current adviser.

We think it is quite telling that not a single one of the fifteen directors of NRL owns a single share of NRL stock. The fifteen directors have not risked a single penny of their own money in your fund. Yet they profess to know what is best for the stockholders. We do know that the directors each receive substantial annual fees from the various funds advised by NRL's adviser and its affiliates - between $70,000 and $103,500 per director last year. By contrast, we have invested over $9 million in the fund and are offering to invest another $40 million.

Now we get the news, with NRL's recent April 29, 2005 distribution, that NRL's directors have spent every penny of NRL's recent earnings on legal fees to fight our offer. As NRL euphemistically phrased it, "the entire $0.115 per share of this distribution is derived from return of capital." In other words, NRL is either returning investible cash or selling portfolio securities and actually shrinking the fund and the value of your investment in order to fight us. What NRL has conspicuously failed to disclose to you, the owners of the fund, is the magnitude of the legal fees that are being incurred; all we know for sure is that they recently exceeded earnings. Since NRL's aggregate monthly distribution is about $475,000, and since the "entire" distribution was a return of capital, all we know for sure is that they have recently been spending hundreds of thousands of dollars each month trying to make sure that you, the stockholders of the Fund, are not given the opportunity to decide for yourselves whether to sell your shares to us. We also know that the fund spent almost $800,000 to fight our tender offer between September 10, 2004 and the end of the fund's fiscal year on October 31. In fifty-one days NRL's directors spent nearly 1% of the fund's assets for defensive maneuvering. That is over $15,000 per day (including weekends) and $450,000 per month -- almost one-half of one percent of the fund's net assets per month. At that rate of spending, the fund would have spent $4 million in legal fees since September 10, 2004, or 4% of the fund's assets. And NRL hasn't even briefed its case yet and has asked for extensions in the court schedule, pushing the ultimate resolution at least to the end of the summer.

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Of course,  NRL's  directors  have not told you any of this.  They have also not told you whether they are fully reflecting the legal fees NRL is obligated to pay in their calculations of daily net asset value per share.

As stockholders of the fund, you should demand that NRL disclose and that the board justify how much of the fund's money has been squandered on legal fees, and how much of the fund's money the directors have approved for future legal fees -- that is, if the NRL board even has a budget or has actually made such a decision, as opposed to giving their lawyers a blank check. It frankly appears to us that it is not us, but the NRL board that is doing damage to the fund - by spending all of the fund's earnings, and then some, on legal fees, and by actually reducing the size of the fund and the value of your investment in order to block us.

Being involved in the litigation, we have a first hand view as how the NRL directors are spending the fund's money. NRL's lawyers have two or three or four lawyers from some of the highest priced law firms in the country present at depositions all over the country, when only one is necessary, and we assume NRL's law firms are charging NRL for needless hours spent on the case.

The incredible expense of NRL's litigation strategy is being justified by the NRL directors on the grounds of the "substantial threat" of our offer. But we think the only threat our offer poses is that NRL's incumbent adviser might lose its position and advisory and administration fees. And, of course, as we know, NRL and other funds affiliated with the adviser pay at least $70,000 a year to each of the NRL directors.

Another group of stockholders, unrelated to us, have brought suit against NRL and its directors, alleging that the directors are breaching their fiduciary duties in opposing our offer. So the fund will have even more legal fees to pay to defend the directors. This comes on top of the directors' decision last fall to require the fund to buy $25 million in insurance to protect themselves, and to require the fund to indemnify the directors and officers of the fund. Even more expenses that will be taken out of the assets of your fund.

As stockholders, you should demand to know how much damage NRL's directors are doing to the fund by uncontrolled spending on legal fees. We should not be satisfied with NRL's strategy of telling us as little as possible - in this case, only that the legal expenses exceeded the earnings of the fund by an undisclosed amount and, as a result, that this month's distribution was "entire[ly]" a return of capital that shrunk the size of the fund. As stockholders, we should demand that the NRL officers and directors tell us the full story. And we should hold the directors accountable for their actions.

                                            Very truly yours,

                                            /s/ Stewart R. Horejsi

                                            Stewart R. Horejsi